Exhibit 15.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2007

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Year Ended November 30, 2007

This management’s discussion and analysis (“MD&A”), dated March 20, 2008 should be read in conjunction with the accompanying audited financial statements and notes for the year ended November 30, 2007.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage.  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

During fiscal 2007, the Company completed its Phase 2, $ 12,000,000 drill program at Eldorado- Contact Lake.  The Company completed almost 20,000 meters of drilling in 72 drill holes and collected over 10,000 surface samples.

The Company has reported on 37 drill holes and is currently awaiting the receipt of assay results on the balance of drill holes as well as the surface samples.

The Company continued to expand its Iron Oxide Copper Gold (IOCG) and Uranium discoveries at K2, Eldorado, Echo Bay, Echo Bay South, Mile Lake and Contact Lake exploration targets.

The Company discovered a new polymetallic discovery at Skinny Lake grading 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/ton silver.

The Company undertook preliminary metal recovery tests on samples of uranium, silver, copper, nickel and cobalt tailings from the Eldorado & Echo Bay silver and uranium mines.  These recovery tests were conducted by SGS Lakefield Research Ltd. The Eldorado & Echo Bay tailings yielded up to a 93% uranium recovery in gravity separation and up to a 98% uranium recovery using carbonate POX after grinding to 100 microns.

The Company’s permits were amended and increased to two five-year Class-“A” permits for an additional 100,000 meters of drilling at Eldorado & Glacier Lake and 100,000 meters at Contact Lake for exploration drilling and extended by an additional two years to August 24, 2012 and April 26, 2013.

The Company has submitted a formal application to the Sahtu Land and Water Board for a third, five year 75,000 meter drill permit covering the recently discovered Eldorado South radiometric anomaly situated on the Eldorado South uranium claims.

The Company completed a High Resolution Aeromagnetic Gradiometric-Radiometric Survey on the Company’s MacInnis Lake uranium project in the Northwest Territories, in conjunction with its partner, Max Resource Corp.  This data is currently being compiled and interpreted.

The Company completed the staking of several new and prospective uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts. The Eldorado South uranium claims consist of sixteen contiguous claims and encompass 15,055.30 hectares (“ha”) (37,202.31 acres).  The Eldorado south anomaly is over 3.5 kilometers (“km”) in length and the expression suggests a near surface uranium target.  The Eldorado South uranium anomaly has never been explored nor drill tested and will be a focus of future exploration by the Company.

The Company completed the staking of the Eldorado West claims.  The Eldorado West claims comprise 4,177.10 ha (10,317.43 acres).

The Company has filed all of the required property assessment work with the Mine Recorders Office in Yellowknife and all of its claims. The Company’s claims and leases are all valid and in good standing.

The Deline Land Corporation representing Deline First Nations recently (December 2007) passed a resolution which placed a moratorium on any further uranium exploration or development on Deline District Lands while announcing that “All existing agreements between the Deline Land Corporation and mineral and uranium exploration companies who conduct work upon our lands will be honored.” The Company’s has signed a formal “Co-operation and Access & Benefit Agreements” with the Deline Land Corp., and senior legal counsel representing the Deline Land Corp has confirmed that all of the Company’s existing permits are being fully honored.

The Company’s senior management has worked hard to create a strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT.  The Company considers long term sustainable development, and our association and the well being of the community of Deline, as the cornerstone of a successful and long term working relationship.  The Company was the first Canadian Mineral exploration Company to negotiate, complete and sign a Co-operation and Benefits Agreement with the Sahtu Dene & Metis in this remote region.

The Company is pursuing advanced stage property acquisitions and strategic joint venture opportunities for growth in 2008 in North America and Latin America.

The Company engaged MI3 Communication Financier Inc., an investor relations and corporate communications company to increase shareholder awareness in Eastern Canada and the Northeastern United States.  The Company intends to increase its visibility and exposure to Canadian, US and world capital markets.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX”, on the OTCBB under the symbol “ASXSF” and on the Frankfurt Exchange under the symbol “QLD”.

As at November 30, 2007 the Company had $23,151,345 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is approximately $21,000,000 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 39,684.32 ha (98,035.96 acres), in the region.

In 2006 the Company undertook an exploratory drill program (Phase 1) on the Company’s Eldorado & Contact Lake projects.  From June to October, 2006, 14,475 metres of NQ drill core was recovered, and 6,470 samples including 289 standards were assayed.  The 2006 drill program targeted seven areas, 1) the K2 area in which there is a low-grade Cu+ Co, Au and Ag mineralized breccia system that has strong affinities to an IOCG system, 2) the Echo Bay gossan at the end of the southeast arm of Echo Bay which marks the location of a newly discovered silver zone; 3) a high-grade Cu-Ag-Mo-Zn-Pb-W mineralized hydrothermal breccia at Mile Lake, 4) uranium, nickel, cobalt and silver mineralized zones adjacent to the past producing Eldorado mine site, 5) uranium, nickel, cobolt and silver mineralized zones adjacent to the past producing Echo Bay mine site, 6) an area centered on a strong VTEM plus magnetic anomaly near the southeast end of Echo Bay; and 7) the Thompson Showing of a high-grade Cu-Ag-Co-Ni-Au-U polymetallic vein.  Highlights from the 2006 Phase 1 program on the Company’s Eldorado & Contact Lake projects are included in a Technical Report prepared in accordance with National Instrument 43-101 and is accessible on SEDAR.

In 2007 the Company completed Phase 2 of the exploratory drill program based on the preliminary investigations from the 2006 drill program at the Eldorado & Contact Lake project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures were fully operational from May to October, 2007.  The Company completed almost 20,000 meters of drilling in 72 drill holes (37 reported) and collected over 10,000 surface samples.  The 2007 drill program targeted ten areas; K2, Echo Bay South, Mag Hill, Glacier Creeek, Breccia Island, Camelback, Skinny Lake and Contact Lake, located on the Contact Lake Mineral Claims and Eldorado and Echo Bay, located on the Glacier Lake Mineral Claims.  Highlights from the 37 drill holes reported to date are discussed below.

The Company’s exploration team is currently combining the results of the 2006 drill program with the results of the 2007 drill program and the combined report will include the 2008 recommendations of drill targets.  The 2008 drill program and budgets will be finalized once it has received the 2007 drill report and final assay results.

1.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen contiguous claims, totalling 10,601.57 ha (26,185.88 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the year ended 30 November 2007 consist of amortization of $84,574 (2006 - $Nil), assaying and geochemical of $126,745 (2006 - $180,351), camp costs and field supplies of $499,322 (2006 - $671,577), claim maintenance and permitting of $13,452 (2006 - $69,531), community relations and government of $50,603 (2006 - $74,314), drilling of $1,741,790 (2006 - $1,458,060), equipment rental of $75,693 (2006 - $121,388), geology and engineering of $171,399 (2006 - $52,673), orthophotography of $103,306 (2006 - $96,145), staking and line cutting of $Nil (2006 - $332,660), surveying of $336,349 (2006 - $908,846), transportation and fuel of $1,357,400 (2006 - $2,874,802) and wages, consulting and management fees of $1,407,434 (2006 - $1,519,578).

The K2-IOCG target

The K2-IOCG target area is a target area in which drilling encountered IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The latest results from the first six holes of a nine hole 2007 program confirm the initial drill results whereby the Company announced that it had discovered a zone of hydrothermal and structurally controlled poly-metallic breccias that are enriched in copper and locally in gold, silver and cobalt. The K2-IOCG target is located on the Contact Lake property, on the south side of Echo Bay.  All eight drill holes from the 2006 drill program intersected multiple zones of altered and mineralized breccias with disseminated and vein hosted copper, gold, silver and cobalt sulphide mineralization.

The Skinny Lake IOCG target

The Skinny Lake IOCG target is the site of extensive hydrothermal magnetite-actinolite- feldspar-apatite plus sulphide alteration along the Contact Lake Mineral Belt in the northern part of the Great Bear Magmatic Zone. The host rocks are alkali (sodic or potassic) and or actinolite-epidote altered andesites. The core zone comprises a pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

The alteration signature and zone at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  Also the metal assemblage is very similar to the Echo Bay silver mine. The Skinny Lake discovery zone and target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay, with visible sulphide mineralization at the surface.  In addition, uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

The results of the first hole of a two-hole 2007 program intersected a new polymetallic discovery grading 22.50 meters of 2.24% zinc, 0.23% lead and 18.35g/ton silver. (NR January 18, 2008).

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the year ended 30 November 2007 consist of amortization of $7,796 (2006 - $Nil), assaying and geochemical of $143,177 (2006 - $Nil), camp costs and field supplies of $256,581 (2006 - $125,730), claim maintenance and permitting of $6,867 (2006 - $263), community relations and government of $21,472 (2006 - $Nil), drilling of $758,681 (2006 - $Nil), equipment rental of $45,643 (2006 - $12,395), geology and engineering of $33,673 (2006 - $Nil), metallurgical studies of $62,977 (2006 - $Nil), orthophotography of $25,522 (2006 - $Nil), staking and line cutting of $88,335 (2006 - $Nil), surveying of $Nil (2006 - $17,309), transportation and fuel of $3,754,918 (2006 - $930,941) and wages, consulting and management fees of $505,775 (2006 - $175,043), offset by recovery of mineral property costs of $186,651 (2006 - $417,099).

The Eldorado IOCG and Uranium target

In 2006, the Company discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias at Eldorado on the North side of Echo Bay.  The 2006-2007 programs were designed to re-evaluate the economic potential of the former Eldordo-Echo Bay silver and uranium mines.

The results of the seventeen hole 2007 program confirmed additional widespread poly-metallic and uranium mineralization.  The Company has encountered uranium mineralization in three of the 2007 drill holes released to date, which assayed 0.25 meters of 1.41 % U3O8, 0.53 meters of 0.17% U3O8 and 0.30 meters 0.21% U3O8 within poly-metallic core. (NR September 24, 2007).

The Echo Bay IOCG and Uranium target

The Echo Bay IOCG and uranium target drill program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines and its untested surrounding area.  The Echo Bay silver-uranium target is located on the Company’s property, on the north side of Echo Bay.

The results of the first six holes of an eight hole 2007 program intersected multiple zones of altered and mineralized poly-metallic zones with disseminated and vein hosted high grade copper, silver, lead and zinc.

Eldorado Camelback IOCG and Uranium Target

The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, uranium and vanadium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.

The results of the first seven of a sixteen hole 2007 program has confirmed additional widespread poly-metallic IOCG & uranium style mineralization

3.

Port Radium – Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists.  The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

4.

Port Radium – Eldorado Uranium Mineral Claims, NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”)located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession.  Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT.  Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium.  The mine currently has about 40 km of existing underground workings on 14 levels.

Expenditures related to the Eldorado Mineral Claims (Uranium Lease Claims) for the year ended 30 November 2007 consist of claim maintenance and permitting of $526 (2006 - $Nil).

5.

North Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the year ended November 30, 2006.

6.

South Eldorado Uranium Project, NT

During the year ended November 30, 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), and four additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the South Eldorado Uranium Project..  The Soulth Eldorado Uranium Project now consist of twenty mineral claims totaling 19,237.50 ha (47,532.31 acres).

The Eldorado South Anomaly is over 3.5 kilometers in length and the expression suggests a potential near surface uranium target.  The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been explored nor drill tested and will be an important focus of exploration by the Company in 2008.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional Radiometric and Magnetic geophysical survey which was conducted in July, 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

The Company submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters.  This prospective uranium target is being prepared for reconnaissance and detailed sampling and mapping with drilling subject to receipt of the drill permit.

The Company has completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline.  The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 the Company signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.  The SLWB is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application (NR April 25, 2007).

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, the Company visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT.  The Company made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and the Company’s future plans for expanded exploration and drilling in the 2007 season.  The Company addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region.  The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations.  The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

Expenditures related to the South Eldorado Uranium Project for the year ended 30 November 2007 consist of camp costs and field supplies of $18,978 (2006 - $Nil), claim maintenance and permitting of $5,475 (2006 - $Nil), equipment rental of $845 (2006 - $Nil), geology and engineering of $111,832 (2006 - $Nil), geophysics of $3,000 (2006 - $Nil), staking and line cutting of $105,655 (2006 - $Nil), transportation and fuel of $2,220 (2006 - $Nil) and wages, consulting and management fees of $19,000 (2006 - $Nil).

7.

MacInnis Lake Uranium Project, – MacInnis Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, NT, collectively known as the MacInnis Lake Uranium Project. The acquisition was completed for cash proceeds of $100,000 (paid) and 650,000 common shares (issued and valued at $158,000) of the Company.  The MacInnis Lake Uranium Project now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres).

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource Corp. (“MAX”), whereby MAX can earn an interest, subject to a 2% NSR, in the MacInnis Lake Uranium Project. The terms of the option agreement calls for MAX to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of MAX (received and sold for proceeds of $198,466);

iii.

work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 October 2008 ($422,480 incurred); $250,000 on or before 1 April 2009; $750,000 on or before 1 October 2009  and $250,000 on or before 1 April 2010.

The terms of the option agreement call for MAX to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has not conducted exploration activities during the period on this property pending the resolution of permit issues in this region.

The MacInnis Lake Uranium Project is considered to be an unconformity-associated uranium deposit type. Unconformity-related uranium deposits can be extremely high grade and can average up to 10% or more uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin. The MacInnis Lake Uranium Claim block is known to have widespread surface uranium mineralization, and contains 28 high-grade uranium outcrops, some of which were drilled between 1954 and 1988. All uranium exploration and drilling datasets from the MacInnis Lake Uranium Project have been archived and recorded by the Geological Survey of Canada in Yellowknife, NT.

During the year ended November 30, 2007, the Company completed a High Resolution Aeromagnetic Gradiometer-Radiometric Survey.  The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.  The Company believes that the Survey will provide valuable information which will further enhance uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project, NT.

Expenditures related to the MacInnis Lake Uranium Project for the year ended 30 November 2007 consist of claim maintenance and permitting of $2,670 (2006 - $Nil), geology and engineering of $832 (2006 - $1,731), surveying of $110,092 (2006 - $Nil) and wages, consulting and management fees of $3,925 (2006 - $1,500), offset by recovery of mineral property costs of $130,792 (2006 - $15,000).

The company intends to combine results from the Survey with archived historical drill results to assist the Company in identifying drill targets during exploration scheduled for the summer of 2008.  Drilling will be subject to receiving the required regulatory permitting.

The Company has recently completed all of the required assessment work and filings for the MacInnis Lake Uranium Project with the Mine Recorder’s office in Yellowknife, NT.

A Technical Report prepared in accordance with National Instrument 43-101 was previously completed on the MacInnis Lake Uranium Project and is accessible on SEDAR.

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2007

The Company’s net loss for the year ended November 30, 2007 was $(7,916,250) or $(0.079) per share compared to a net loss of $(11,630,209) or $(0.139) per share for the year ended November 30, 2006.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses for the year ended November 30, 2007 were $475,043 as compared to $247,563 for the same period in the prior year.  The increase in advertising and promotion is primarily attributable to additional costs associated with news release dissemination and increased advertising.

Filing and financing fees increased to $136,896 for the year ended November 30, 2007 from $93,387 for the year ended November 30, 2006.  The increase in costs is directly attributed to an increase in the TSX Venture Exchange fees because of the Company’s higher market capitalization over the prior year.

Part XII.6 tax for the year ended November 30, 2007 were $556,200 as compared to $Nil for the year ended November 30, 2006.  Subsequent to November 30, 2007, the Company paid $581,384 in Part XII.6 tax to Canada Revenue Agency related to unspent flow-through share offerings which were renounced on December 31, 2006.  Included in the accounts payable and accrued liabilities at November 30, 2007 is $556,200 related to this amount.  The Company’s exploration plans for the remainder of 2008 should be sufficient to meet the remainder of this commitment.

Legal and accounting fees increased to $314,683 for the year ended November 30, 2007 from $178,794 for the year ended November 30, 2006.  The increase in legal and accounting fees is due mainly to legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, the 2006 Private Placements and other general corporate matters.

Office and miscellaneous expenses for the year ended November 30, 2007 were $187,973 as compared to $181,523 in the prior year.  During 2007, the Company incurred increased costs for Directors and Officers insurance and General Commercial Liability insurance.

Salaries and benefits for the year ended November 30, 2007 were $397,982 as compared to $Nil for the year ended November 30, 2006.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  For the year ended November 30, 2007, stock-based compensation decreased to $1,970,027 from $3,237,869 in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.  On November 7, 2007, the Company entered into an Amending Agreement with the holders of 3,250,000 exiting options amending the exercise price from $1.57 to $0.85 per share and the expiry date from September 27, 2008 to November 7, 2010.

Transfer fees and shareholder information costs increased to $248,649 for the year ended November 30, 2007 from $102,543 for the year ended November 30, 2006.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Interest income increased to $1,279,560 for the year ended November 30, 2007, compared to $802,010 in the prior fiscal year, primarily due to significantly higher average cash balances in 2007 versus 2006.

During fiscal 2007, the Company sold 200,000 shares of available for sale securities for total proceeds of $198,466, realizing a gain of $126,466.  There were no investments sold during the prior fiscal year.

Total assets at November 30, 2007 decreased to $24,384,800 from $30,798,020 at November 30, 2006 primarily as a result of mineral property expenses.  In addition, the company realized cash inflows from the exercise of warrants and options of $5,503,706 and proceeds from available for sale investments of $198,466 offset by the purchase of property, plant and equipment of $568,040 and cash outflows from operations of $12,124,440.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2007	2006	2005
Total Revenue	Nil	Nil	Nil
Total Income (Loss) from Continuing Operations	($7,916,250)	($11,630,209)	($2,832,810)
Operating Income (Loss) per Share	($0.079)	($0.139)	($0.064)
Net Income (Loss) in Total	($7,916,250)	($11,630,209)	($2,832,810)
Net Income (Loss) on a per Share Basis	($0.079)	($0.139)	($0.064)
Total Assets	$24,384,800	$30,798,020	$11,978,824
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

The net loss for fiscal 2006 increased to $11,630,209 due primarily to the exploration operating expenses incurred during the 2006 Phase 1 drill program at the Eldorado & Contact Lake project areas and an increase in stock-based compensation, a non-cash expense to $3,237,869 from the $185,580 incurred during fiscal 2005, an increase of $3,052,289.  This increase was partially offset by an increase in interest income of $802,010 (2005: $Nil) due to the Company maintaining a cash balance in short term investments during fiscal 2007 and an increase in future income tax recovery of $1,429,960 (2005: $Nil) as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced during fiscal 2006.

Net loss was reduced to $7,916,250 during fiscal 2007 from the $11,630,209 incurred during fiscal 2006 primarily due to an increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from the $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.  This reduction was partially offset by an increase in exploration expenses incurred during the 2007 Phase 2 drill program at the Eldorado & Contact Lake project areas.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the year ended November 30, 2007 and 2006 are summarized below:

For the Year Ended November 30, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	5,968,067	-	-	5,968,067
Port Radium – Glacier Lake Mineral Claims, NT	5,711,417	-	(186,651)	5,524,766
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	526	-	-	526
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	267,005	-	-	267,005
Longtom Property – Longtom Lake, NT	893	-	-	893
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	117,519	-	(130,792)	(13,273)
	12,065,427	-	(317,443)	11,747,984

For the Year Ended November 30, 2006:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	8,359,925	-	-	8,359,925
Port Radium – Glacier Lake Mineral Claims, NT	1,261,681	-	(417,099)	844,582
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	257,500	-	257,500
Longtom Property – Longtom Lake, NT	893	-	(4,000)	(3,107)
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	3,231	-	(15,000)	(11,769)
	9,625,730	257,500	(436,099)	9,447,131

Additional particulars of expenditures on mineral properties are provided in note 8 to the audited financial statements for the year ended November 30, 2007.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

November 30, 2007	($4,896,224)	($0.048)	($0.048)
August 31, 2007	($5,115,313)	($0.050)	($0.050)
May 31, 2007	($1,367,919)	($0.014)	($0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.042)	($0.042)
August 31, 2006	($5,602,506)	($0.063)	($0.063)
May 31, 2006	($1,897,081)	($0.023)	($0.023)
February 28, 2006	($235,130)	($0.004)	($0.004)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale securities, or have extraordinary items or results from discontinued operations in the period covered.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006 which vested in the quarter and $1,119,365 of repriced stock options.  This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options.  In this three month period, there was a $6,497 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment.  Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the three month period ended August 31, 2007 includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the three month period ended May 31, 2007 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net income of $3,463,206 for the three month period ended February 28, 2007 includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

LIQUIDITY AND SOLVENCY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at November 30, 2007, the Company had cash and cash equivalents on its balance sheet of $23,151,345 and working capital of $22,201,966 as compared to $30,149,153 of cash and cash equivalents and working capital of $30,224,674 at November 30, 2006.  The reduction in cash and cash equivalents and working capital of $6,997,808 and $8,022,708, respectively, is in part due to the receipt of $5,503,706 from the exercise of 8,284,844 stock options and warrants offset by $369,574 from net investing activities and by cash used in operations of $12,124,440.

Subsequent to the reporting period, the Company received $Nil from the exercise of warrants and agent compensation warrants.  As at March 20, 2008, the Company has cash and cash equivalents of approximately $21,000,000 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2008.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 20, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, Ann-Marie Cederholm is the Company’s Chief Financial Officer and Corporate Secretary, and Robert Hall is the Company’s Director of Field Operations.  Ann-Marie Cederholm was appointed as the Chief Financial Officer on August 14, 2007.

The Company paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	$-	$27,452
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	16,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	8,500	36,037
Management fees paid to a company controlled by Mr. Tim Coupland	117,500	135,000
Director fees paid to a company controlled by Mr. Tracy Moore	17,000	21,950
Director fees paid to a company controlled by Mr. Robert Hall(1)	14,000	9,000
Director fees paid to Mr. Stuart Rogers	9,000	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	6,525	38,375
Salaries and benefits paid to directors and/or officers of the Company(1)	397,982	-
	$586,507	$275,314

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

____________________________________
1 Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.   The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of November 30, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquiries of Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was effective as at November 30, 2007.

The President and Chief Financial Officer are also required to file certifications of our annual filings under Multilateral Instrument 52-109.  These certifications may be accessed at www.sedar.com.

SUBSEQUENT EVENT

Subsequent to November 30, 2007, the Company paid $581,384 in Part XII.6 tax to Canada Revenue Agency related to unspent flow-through share offerings in which were renounced on December 31, 2006.  Included in the accounts payable and accrued liabilities at November 30, 2007 is $556,200 related to this amount.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)

Financial Instrument Standards

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).  As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and looses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $69,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  Any unrealized gains or losses on the available for sale securities for the year ended November 30, 2007 are reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

b)

Accounting Changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at January 1, 2001 of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.  Section 1400 is effective for 2008.  Earlier adoption is encouraged.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will be not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity’s consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives.  Section 3863, Financial Instruments – Presentation carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 104,536,561 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

Incentive stock options that could result in the issuance of up to 5,850,000 common shares. Of these stock options, 200,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $0.85 each.

b)

Share purchase and agent compensation warrants that could result in the issuance of up to 3,698,296 common shares ranging from $2.15 to $2.20 each.  Details of these warrants are described in note 11 to our audited financial statement for the year ended November 30, 2007.